QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-194892

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 9, 2014)

New Issue

$750,000,000
Magna International Inc.
3.625% Senior Notes due 2024

          We are offering $750,000,000 aggregate principal amount of 3.625% Senior Notes due 2024 (the "notes"). We will pay interest on the notes semi-annually on June 15 and December 15 of each year, beginning on December 15, 2014. We may redeem the notes in whole or in part at any time and from time to time at the redemption prices described in this prospectus supplement under the caption "Description of the Notes—Optional Redemption." We also have the right to redeem the notes, in whole but not in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, in certain circumstances in which we would become obligated to pay additional amounts under the notes as described under "Description of the Debt Securities—Optional Tax Redemption" in the accompanying prospectus. If we experience a change of control triggering event, we will be required to offer to repurchase the notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the repurchase date except as described under "Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event."

          The notes will be our senior unsecured obligations and will rank equally with all our other existing and future senior unsecured obligations.

          Investing in the notes involves risks. See "Risk Factors" beginning on page S-17.

          We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

          Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are an Ontario corporation, that some of our officers and directors are residents of foreign countries, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of our assets and those of such persons may be located outside the United States.

          These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	99.875%	$749,062,500
Underwriting commissions	0.650%	$4,875,000
Proceeds to the Company (before expenses)(1)	99.225%	$744,187,500

(1)
Plus accrued interest, if any, from June 16, 2014, if settlement occurs after that date.

          The underwriters, as principals, conditionally offer the notes, subject to prior sale, if as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" in this prospectus supplement. The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about June 16, 2014.

          We will not apply to list the notes on any securities exchange or to include the notes on any automated quotation system. There is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices and the liquidity of the securities.

          In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Such transactions, if commenced, may be discontinued at any time. See "Underwriting."

          Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., CIBC World Markets Corp., Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, Commerz Markets LLC, ING Financial Markets LLC, RBS Securities Inc., Santander Investment Securities Inc., TD Securities (USA) LLC, BMO Capital Markets Corp., J.P. Morgan Securities LLC and RB International Markets (USA) LLC are affiliates of banks that are currently lenders under our unsecured revolving credit facility. Consequently, we may be considered to be a "connected issuer" of each of these underwriters under Canadian securities laws. See "Underwriting."

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup
BNP PARIBAS	Scotiabank

Co-Managers

CIBC		Mitsubishi UFJ Securities		RBC Capital Markets
COMMERZBANK	ING	RBS	Santander	TD Securities
BMO Capital Markets		J.P. Morgan		RB International Markets (USA)
Sandler O'Neill + Partners, L.P.

The date of this prospectus supplement is June 11, 2014.

        We have not, and the underwriters have not, authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus we have authorized. We take no responsibility for and can make no assurance as to the reliability of any other information that others may give you. We are not, and the underwriters are not, making an offer of these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospectus may have changed since those dates.

Prospectus Supplement

Prospectus

 ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and other matters relating to us and our financial condition. The second part is the accompanying short form base shelf prospectus dated April 9, 2014 (the "accompanying prospectus"), which gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. The description of the terms of the notes in this prospectus supplement supplements the description in the accompanying prospectus under "Description of the Debt Securities," and to the extent it is inconsistent with that description, the information in this prospectus supplement replaces the information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If information in this prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

        Except as used in "Description of the Notes," as the context otherwise requires, or as otherwise specified or used in this prospectus supplement or the accompanying prospectus, the terms "we," "our," "us," "the Company" and "Magna International" refer to Magna International Inc. and its subsidiaries.

        All amounts referred to in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference are presented in U.S. dollars, in each case, unless otherwise stated.

        The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized and the offering of the notes in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized should inform themselves about and observe any such restrictions. This prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

        You should not consider any information in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

        You should read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized before making your investment decision.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents with respect to Magna International filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

  (a)
  our Annual Information Form for the year ended December 31, 2013, dated March 26, 2014;

  (b)
  our Audited Consolidated Financial Statements as at December 31, 2013 and 2012 and for each of the years in the three year period ended December 31, 2013, together with the notes thereto and the auditors' report thereon;

  (c)
  Management's Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2013;

  (d)
  our Unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2014, together with the notes thereto;

  (e)
  Management's Discussion and Analysis of our results of operations and financial position for the three-month period ended March 31, 2014; and

  (f)
  our Management Proxy Circular in connection with the annual meeting of our shareholders held on May 8, 2014.

        Any documents of the type referred to above, any unaudited interim financial statements and management's discussion and analysis relating thereto and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Company with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus supplement and prior to the termination of the offering of the notes pursuant to this prospectus supplement and the accompanying prospectus, shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. Any such documents of the type referred to in the preceding sentence incorporated by reference in this prospectus supplement contained in reports on Form 40-F or Form 6-K which we file with or furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes to which this prospectus supplement and the accompanying prospectus relate shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part. In addition, any other documents contained in reports on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, which we furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes to which this prospectus supplement and the accompanying prospectus relate shall be deemed to be incorporated as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part.

        Any statement contained in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and therein shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein and therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedar.com.

        Upon a new Management Proxy Circular, Annual Information Form or new interim or annual financial statements, together with the auditors' report thereon and management's discussion and analysis contained therein, being filed by us with the applicable securities regulatory authorities during the currency of this prospectus supplement and the accompanying prospectus, the previous Annual Information Form, Management Proxy Circular, interim or annual financial statements and all material change reports, and information circulars filed prior to the commencement of our financial year in which the new Management Proxy Circular, Annual Information Form or interim or annual financial statements are filed shall be deemed no longer to be incorporated into this prospectus supplement and the accompanying prospectus for purposes of future offers and sales of notes hereunder.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including those documents incorporated by reference, may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation (including within the meaning of the Securities Act (Ontario) and within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements include, but are not limited to, statements relating to: our use of proceeds of the offering of the notes under this prospectus supplement and the accompanying prospectus; implementation of our business strategy, including our targeted capital structure; future returns of capital to our shareholders, including through dividends and share repurchases; future growth prospects of our business, including through organic growth, acquisitions, joint ventures or as a result of supplier consolidation; operational improvement in our underperforming operations, including in Western Europe and South America; and estimates of future environmental clean-up and remediation costs. The forward-looking information in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

        Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

  •
  the impact of economic or political conditions on consumer confidence and consumer demand for vehicles and vehicle production;

  •
  restructuring, downsizing or other significant non-recurring costs, including in our European business;

  •
  fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office;

  •
  our ability to grow our business with Asian based customers;

  •
  continued underperformance of one or more of our operating divisions;

  •
  ongoing pricing pressures, including our ability to offset price concessions demanded by our customers;

  •
  our ability to successfully launch material new or takeover business;

  •
  shifts in market share away from our top customers;

  •
  shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content;

  •
  risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us;

  •
  a prolonged disruption in the supply of components to us from our suppliers;

  •
  shutdown of our or our customers' or sub suppliers' production facilities due to a work stoppage or labour dispute;

  •
  scheduled shutdowns of our customers' production facilities (typically in the third and fourth quarters of each calendar year);

  •
  our ability to successfully compete with other automotive suppliers;

  •
  a reduction in outsourcing by our customers or the loss of a material production or assembly program;

  •
  the termination or non-renewal by our customers of any material production purchase order;

  •
  our ability to consistently develop innovative products or processes;

  •
  impairment charges related to goodwill and long-lived assets;

  •
  exposure to, and ability to offset, volatile commodities prices;

  •
  fluctuations in relative currency values;

  •
  our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies;

  •
  our ability to conduct sufficient due diligence on acquisition targets;

  •
  warranty and recall costs;

  •
  risk of production disruptions due to natural disasters;

  •
  pension liabilities;

  •
  legal claims and/or regulatory actions against us;

  •
  changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;

  •
  other potential tax exposures;

  •
  changes in credit ratings assigned to us;

  •
  changes in laws and governmental regulations;

  •
  costs associated with compliance with environmental laws and regulations;

  •
  liquidity risks as a result of unanticipated deterioration of economic conditions;

  •
  our ability to achieve future investment returns that equal or exceed past returns;

  •
  the unpredictability of, and fluctuation in, the trading price of our common shares; and

  •
  other factors set out in our most recent Annual Information Form filed with securities commissions in Canada and our most recent Annual Report on Form 40-F filed with the SEC, and subsequent filings.

        In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

 SUMMARY

        The following summary highlights information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all of the information that you should consider before investing in our notes. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making an investment decision, including the information set forth under the heading "Risk Factors."

Magna International Inc.

Overview

        We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries. Our over 128,000 employees are focused on delivering superior value to our customers through innovative products and processes built on World Class Manufacturing. Our product and service capabilities include:

• Interior Systems	• Exterior Systems
• Seating Systems	• Powertrain Systems
• Closure Systems	• Roof Systems
• Body and Chassis Systems	• Electronic Systems
• Vision Systems	• Vehicle Engineering & Contract Assembly

        Our success is directly dependent upon the levels of North American and European (and currently, to a lesser extent, Asian and Rest of World) car and light truck production by our customers. Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Beginning in the fourth quarter of 2013, our segments consist of North America, Europe, Asia and Rest of World. We maintain management teams in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of our operations while permitting the divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World.

        Our North American production sales accounted for approximately 48% and 50% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in North America in 2013 included BMW, Daimler, Fiat/Chrysler, Ford, General Motors, Honda, Hyundai-Kia, Mazda, Renault-Nissan, Tata Motors, Tesla, Toyota and Volkswagen.

        Our European production and vehicle assembly sales accounted for approximately 38% and 37% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Europe in 2013 included BMW, Daimler, Fiat/Chrysler, Ford, Geely, General Motors, Hyundai-Kia, PSA Peugeot Citroën, Renault-Nissan, Tata Motors, Toyota and Volkswagen.

        Our Asian production sales accounted for approximately 4% and 3% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Asia in 2013 included BMW, Brilliance Auto, Chang'an Motors, Chery Automobile, Daimler, Fiat/Chrysler, First Automobile Works, Ford, Geely, General Motors, Honda, Hyundai-Kia, Isuzu Motors, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Toyota and Volkswagen.

        Our Rest of World production sales accounted for approximately 2% and 3% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Rest of World in 2013 included Daimler, Fiat/Chrysler, Ford, General Motors, Renault-Nissan and Volkswagen.

        Worldwide sales to our six largest customers represented the following proportions of our consolidated sales in 2013 and 2012:

Customer	2013	2012
General Motors	18%	19%
Fiat/Chrysler	15%	15%
BMW	14%	13%
Ford	13%	13%
Volkswagen	12%	12%
Daimler	11%	11%
Other	17%	17%

Total	100%	100%

Strategy

        Our board of directors is responsible for overseeing our long-term strategy and allocating capital through a capital expenditures budget which supports the strategic priorities approved by the board, as well as our product and program commitments to our customers. Through our strategy, we seek to strengthen our position as a leading global automotive supplier and generate sustainable growth in order to create long-term shareholder value. The elements of our strategy include the operational and growth priorities discussed below.

  Operational Priorities

        Accelerated Focus on Innovation and Technology.    We seek to be recognized by our customers as an industry leader in product, process and materials innovation. In order to help achieve this strategic goal, we intend to continue to direct significant resources to commercialize new products and processes which will provide additional value to our customers in such areas as:

  •
  weight reduction or "light-weighting";

  •
  fuel efficiency and reduced emissions;

  •
  active and passive safety; and

  •
  comfort, convenience and vehicle connectivity.

        World Class Manufacturing.    Our goal is to be recognized as a leader in "World-Class Manufacturing". Our global operating units have embraced this goal and we are committed to achieving "best in class" performance in all areas of manufacturing at each of our operating divisions globally. We monitor our progress in achieving our goal of world-class manufacturing using an assessment process similar to that used by our customers in evaluating their suppliers, supplemented with elements we view as critical to achieving world-class manufacturing in accordance with our Operational Principles.

        Leadership Development.    A key element of the success of our business remains our ability to attract, retain and develop skilled personnel to match the pace of our global growth. We have implemented and continue to enhance our Leadership Development System to help identify, train and develop future leaders with the skills and expertise needed to manage a complex, global business.

        Focus on Operational Improvement.    We continue to place strong emphasis on making adjustments to our existing manufacturing footprint to strengthen our competitive position and turning-around underperforming divisions, particularly in Western Europe and South America. In Europe, we continue to implement our restructuring plans in order to address current conditions in the European automotive industry, including restructuring actions of our customers, and to remain cost competitive over the long-term. In certain of our South American operations, we continue to face, and attempt to mitigate, inflationary cost increases that are having an adverse impact on our operating results for our Rest of World segment.

  Growth Priorities

        Enhancing our Capital Structure.    We have returned significant amounts of capital to our shareholders in recent years in the form of dividends and share repurchases. In order to enhance the efficiency of our capital structure and continue to create shareholder value, we intend to reduce the amount of cash on our balance sheet from current levels, including by continuing to return appropriate amounts of capital to shareholders, while modestly increasing our debt. We have targeted an Adjusted Debt ratio of 1.0—1.5 times EBITDAR (earnings before interest, taxes, depreciation, amortization, and rent costs) by the end of 2015. We believe achieving this target will increase the efficiency of our capital structure while enabling us to continue to maintain high investment grade rating. We expect this will allow us to continue to maintain a strong financial position with sufficient liquidity to operate our business effectively throughout the business cycle. In addition, it is expected to provide us further flexibility to invest for organic growth and make prudent acquisitions.

        Organic Growth and M&A.    We expect that our future expansion will continue to occur primarily through organic growth. However, we continue to consider acquisition opportunities that allow us to: expand our customer base; strengthen our position in priority product areas or facilitate entry into new product areas; expand in growing geographic markets; or acquire innovative technologies. Additionally, we regularly evaluate our existing product capabilities and, in some cases, we may exit product areas where our competitive position is not sufficiently strong or our level of investment return does not justify continued investment. We may also exit product areas where we believe that our capital resources could be better utilized elsewhere, including through the pursuit of acquisition opportunities.

        Pursuing Business on Global Vehicle Platforms.    The proliferation of global vehicle platforms and increased platform and component sharing among automobile manufacturers requires global suppliers with financial strength and capability to support automobile manufacturers' regional product development activities and produce common products simultaneously in multiple regions around the world. We believe that our strong financial position, operational scale, technological know-how and global customer relationships support us in realizing the opportunities presented by the growth in global platforms and component sharing.

        Focus on Growing Markets.    In recognition of the fact that much of the future growth potential in the automotive industry lies in growing markets outside of North America and Western Europe, we will continue to focus on markets that have or are expected to become key regions for vehicle production, including China, Brazil, India, Eastern Europe and other non-traditional markets for us. This strategy allows us to support the global needs of our traditional North American and European customers and to make inroads with other customers. While emphasizing growing markets, we remain focused on ensuring that we can successfully compete in products that can be manufactured globally to take advantage of the continuing trend towards building higher volumes of vehicles from single global platforms.

  Diversifying our Automotive Sales Base

        Although we sell to all of the world's largest automobile manufacturers and are present in all significant automobile producing regions in the world, a substantial proportion of our business has traditionally been with the Detroit 3 automobile manufacturers in North America (General Motors, Fiat/Chrysler and Ford) and the German-based automobile manufacturers in Western Europe (BMW, Daimler and Volkswagen). Although we aim to maintain and grow our business with our traditional customers, we seek to further diversify our sales, as profitable opportunities arise, as follows:

Region:	by increasing the proportion of our business in non-traditional markets for us,
Customer:	by increasing the proportion of our business with an expanded customer base, including with Asian-based automobile manufacturers, and
Vehicle Segment:	by increasing the proportion of our business in the B to D (sub-compact to mid-size car) segments.

        We aim to further diversify our sales base in coming years by: continuing to demonstrate our technical capabilities; pursuing new programs from our customers, with particular emphasis on global platforms and expansion in non-traditional markets; and pursuing takeover business to take advantage of consolidation and cooperation in the automotive supply industry. At the same time, we seek to protect our position in our traditional markets through innovation in technology, processes and products.

  Creating Long-Term Shareholder Value

        We believe that success in executing the elements of our strategy discussed above, together with the following actions will help us continue to create long-term shareholder value:

  •
  reinforcing our commitment to conducting business in a legal and ethical manner, as embodied in our Employee's charter, our Operational Principles and our Code of Conduct and Ethics;

  •
  reinforcing our unique, decentralized, entrepreneurial corporate culture;

  •
  maintaining our executive compensation system which directly links executive compensation and corporate performance, as measured by profitability;

  •
  maintaining our employee equity participation and profit sharing plans;

  •
  allocating capital resources strategically; and

  •
  continuing to focus on growing our earnings.

Corporate Information

        We were originally incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of restated articles of incorporation dated December 31, 2010, which were issued pursuant to the Business Corporations Act (Ontario).

        Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "MG", and on the New York Stock Exchange under the trading symbol "MGA".

 The Offering

        The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus supplement and the "Description of the Debt Securities" section of the accompanying prospectus contain a more detailed description of the terms and conditions of the notes. As used in this section, "we," "our" and "us" refer to Magna International Inc. and not to its subsidiaries.

Issuer	Magna International Inc.
Securities Offered	$750,000,000 aggregate principal amount of 3.625% Senior Notes due 2024.
Maturity Date	The notes will mature on June 15, 2024.
Interest Rate	The notes will bear interest at a rate of 3.625% per year.
Interest Payment Dates	Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2014.
Optional Redemption
We may redeem the notes in whole or in part at any time and from time to time at the redemption prices described in this prospectus supplement under the caption "Description of the Notes—Optional Redemption."
Additional Amounts
In the event that certain taxes are payable in respect of payments on the notes, we will, subject to certain exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the notes had no such withholding or deduction been required. Our obligation to pay additional amounts to any holder that is not a U.S. holder will be limited to the amounts that we would be required to pay as described above to such holder if, at all relevant times, such holder were a U.S. holder entitled to the benefits of the Canadian-U.S. Income Tax Convention (1980), as amended, including any existing protocols thereto, all as in effect as of the date the notes are issued. See "Description of the Debt Securities—Payment of Additional Amounts" in the accompanying prospectus.
Optional Tax Redemption
The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, in certain circumstances in which we would become obligated to pay additional amounts under the notes as described under "Description of the Debt Securities—Optional Tax Redemption" in the accompanying prospectus.

Offer to Repurchase Upon Change of Control Triggering Event	If we experience a "Change of Control Triggering Event" (as defined in this prospectus supplement) with respect to the notes, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or a portion of such holder's notes at a price equal to 101% of the principal amount of the notes repurchased plus accrued and unpaid interest to, but excluding, the date of repurchase as described more fully under "Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event."
Ranking	The notes will be our senior unsecured obligations and will rank equally with all our existing and future senior unsecured obligations.

The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to any secured indebtedness and other liabilities of ours to the extent of the assets securing the same. At March 31, 2014, on a consolidated basis, we had outstanding approximately $8.942 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated. As of the date of this prospectus supplement we had no secured debt outstanding.
Certain Covenants	The indenture governing the notes will, among other things, limit our and our restricted subsidiaries' ability to:
• incur secured indebtedness;
• enter into certain sale and leaseback transactions; and
• enter into certain mergers, amalgamations, consolidations and transfers of substantially all our assets.

The above restrictions are subject to significant exceptions. See "Description of the Notes—Covenants Applicable to the Notes" in this prospectus supplement and "Description of the Debt Securities—Merger" in the accompanying prospectus.
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately $742.6 million, after deducting the underwriting commissions and our estimated expenses of the offering. We intend to use the net proceeds for general corporate purposes, which may include capital expenditures and acquisitions. See "Use of Proceeds."
Denominations	The notes will be issued only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.
Form of Notes
We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company ("DTC"). See "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the accompanying prospectus.

Governing Law	The notes and the indenture under which they will be issued will be governed by the laws of the State of New York.
Trustee	The Bank of New York Mellon.
Risk Factors
You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" in this prospectus supplement before deciding whether to invest in the notes.

 Selected Consolidated Financial Data

        The following table sets forth our selected consolidated financial data. Income statement data and financial position data as at and for each of the three years ended December 31, 2013 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The income statement data and financial position data as at and for the three-month periods ended March 31, 2014 and 2013 have been derived from our unaudited interim consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The unaudited interim consolidated financial statements as at and for the three-month periods ended March 31, 2014 and 2013 were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

        Our historical results are not necessarily indicative of our future operating results, and interim results for the three months ended March 31, 2014 are not projections for the results to be expected for the year ending December 31, 2014. You should read the following information in conjunction with our financial statements and notes thereto and the other financial information included or incorporated by reference in this prospectus supplement.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions, except for per share data)
Income Statement Data:
Vehicle Production Volumes
North America	4.190	4.015	16.180	15.448	13.153
Europe	5.130	4.762	19.272	19.433	20.248
Sales
External Production
North America	$4,407	$4,047	$16,744	$15,336	$13,940
Europe	2,634	2,446	9,957	8,786	8,651
Asia	381	305	1,391	1,034	954
Rest of World	157	211	858	803	448
Complete Vehicle Assembly	813	798	3,062	2,561	2,690
Tooling, Engineering and Other	569	554	2,823	2,317	2,065

Total Sales	$8,961	$8,361	$34,835	$30,837	$28,748

Net income attributable to Magna International Inc.	$393	$369	$1,561	$1,433	1,018
Earnings per Common Share
Basic	$1.78	$1.59	$6.85	$6.17	$4.26
Diluted	$1.76	$1.57	$6.76	$6.09	$4.20
Cash dividends paid per Common Share	$0.38	$0.32	$1.28	$1.10	$1.00

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions, except for per share data)
Financial Position Data:
Cash and equivalents	$1,439	$1,247	$1,554	$1,522	$1,325
Working capital(1)	$2,703	$2,614	$2,614	$2,451	$2,422
Total assets	$18,548	$17,761	$17,990	$17,109	$14,679
Financing Resources
Liabilities
Bank indebtedness	$46	$33	$41	$71	$36
Long-term debt due within one year	196	245	230	249	151
Long-term debt	97	105	102	112	46

	339	383	373	432	233
Non-controlling interests	15	27	16	29	27
Shareholders' equity	9,591	9,539	9,623	9,429	8,175

Total Capitalization	$9,945	$9,949	$10,012	$9,890	$8,435

(1)
Working capital represents current assets less current liabilities as presented in our consolidated balance sheet

 RISK FACTORS

        Investing in the notes involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, you should consider carefully the information set forth under the caption "Description of the Business—Risk Factors" in our Annual Information Form for the year ended December 31, 2013 incorporated by reference in this prospectus supplement and the accompanying prospectus as well as the following factors relating to us and the notes before making an investment in the notes offered hereby. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of the notes. You may lose all or part of your original investment.

We conduct a majority of our operations through our subsidiaries; the notes are effectively junior to the existing and future liabilities of our subsidiaries and to our secured debt to the extent of the assets securing the same.

        The notes are the Company's obligations exclusively and are not guaranteed by any of our subsidiaries. We conduct a majority of our operations through our subsidiaries and substantially all of our revenues are generated by our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

        As a holder of equity of our subsidiaries, our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors. The indenture does not limit the amount of indebtedness or other liabilities that our subsidiaries may incur. At March 31, 2014, on a consolidated basis, we had outstanding approximately $8.942 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated.

        The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of the date of this prospectus supplement we had no secured debt outstanding.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness.

        Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject in part to our customers' production volumes, as well as economic, financial, competitive and other factors both within and beyond our control. Some of these risks and uncertainties are described in our Annual Information Form for the year ended December 31, 2013 under the caption "Description of the Business—Risk Factors" and under the caption "Forward-Looking Statements" in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt or make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the notes.

        We are not restricted under the terms of the indenture or the notes from incurring additional indebtedness. The terms of the indenture limit our ability to secure additional debt without also securing the notes and to enter into sale and leaseback transactions. However, these limitations are subject to significant exceptions. See "Description of the Notes—Covenants Applicable to the Notes" in this prospectus supplement. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the indenture and the notes, including repurchasing subordinated indebtedness or common stock or to transfer assets to our parent if we were to form a holding company, could have the effect of diminishing our ability to make payments on the notes when due, causing a loss in the trading value of your notes, if any, and increasing the risk that the credit rating of the notes is lowered or withdrawn.

We may not have sufficient cash to repurchase the notes upon the occurrence of a "Change of Control Triggering Event."

        Upon the occurrence of a Change of Control Triggering Event as described under "Description of the Notes—Offer to Repurchase upon Change of Control Triggering Event," we will be required to offer to repurchase all the notes at a purchase price of 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to the date of repurchase. We may not, however, have sufficient cash at that time or have the ability to arrange necessary financing on acceptable terms to repurchase the notes under such circumstances. If we are unable to repurchase the notes upon the occurrence of a Change of Control Triggering Event, it would result in an event of default under the indenture. A default under the indenture could also lead to a default under the agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

We cannot assure you that active trading markets will develop for the notes.

        The notes are a new issue of securities for which there is currently no established trading market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of any trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that active trading markets will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at favorable prices.

Ratings of the notes may not reflect all risks of an investment in the notes.

        The notes will be rated by at least one nationally recognized statistical rating organization. Any rating is not a recommendation to purchase, sell or hold any particular security, including the notes. These ratings do not comment as to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety. The ratings of the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading values of, your notes.

Our management will have broad discretion in allocating the net proceeds of this offering.

        Our management has significant flexibility in applying the net proceeds we expect to receive in this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include capital expenditures and acquisitions. Because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you may not agree with our decisions. In addition, our use of the proceeds from this offering may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could have a negative impact on our business, results of operations or financial condition. See "Use of Proceeds."

An increase in market interest rates could result in a decrease in the value of the notes.

        In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase notes and market interest rates increase, the market values of your notes may decline. We cannot predict the future level of market interest rates.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

        If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

  •
  our financial performance;

  •
  the amount of indebtedness we have outstanding;

  •
  the market for similar securities;

  •
  market interest rates;

  •
  the liquidity of the market in which the notes trade;

  •
  the redemption and repayment features of the notes to be sold;

  •
  the time remaining to maturity of your notes; and

  •
  the ratings assigned to the notes or any other of our indebtedness by any credit rating agencies.

As a result of these factors, you may be able to sell your notes only at prices below those you believe to be appropriate, including prices below the price you paid for them.

U.S. investors in the notes may have difficulty enforcing civil liabilities.

        We are a corporation existing under the laws of the Province of Ontario. A majority of our directors and executive officers, and some of the experts named in this document, are resident outside the United States, and a majority of our assets and a majority of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

 EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements.

        Based on U.S. GAAP, our interest requirements on all indebtedness amounted to $21 million for the twelve months ended December 31, 2013 and $20 million for the twelve months ended March 31, 2014. Our reported net income, before interest on debt and income taxes, was $1,926 million for the twelve months ended December 31, 2013 and $2,049 million for the twelve months ended March 31, 2014, which was 92 and 102 times our interest requirements for the respective periods.

        After giving effect to the offering of the notes under this prospectus supplement as if the offering had occurred on the first day of such 12 month periods respectively, based on U.S. GAAP, our interest requirements on all indebtedness would have amounted to $48 million for the twelve months ended December 31, 2013 and $47 million for the twelve months ended March 31, 2014. Our reported net income, before interest on debt and income taxes, for the twelve months ended December 31, 2013 and March 31, 2014 set forth above would have been 40 and 44 times our interest requirements for the respective periods.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $742.6 million, after deducting the underwriting commissions and our estimated expenses of the offering. We intend to use the net proceeds for general corporate purposes, which may include capital expenditures and acquisitions.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2014, on a historical basis and as adjusted to give effect to the offering of the notes and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." This table should be read in conjunction with our unaudited interim consolidated financial statements for the three-month period ended March 31, 2014 and the related notes thereto, respectively, incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As at March 31, 2014
	Actual	As Adjusted
	(in millions, except share data)
Cash and cash equivalents	$1,439	$2,182

Debt:
Bank indebtedness	$46	$46
Long-term debt due within one year	196	196
Notes offered hereby	—	750
Long-term debt	97	97

Total debt	339	1,089

Shareholders' equity:
Capital stock
Common shares (issued: 219,148,064)	4,217	4,217
Contributed surplus	74	74
Retained earnings	5,135	5,135
Accumulated other comprehensive income	165	165

Total shareholders' equity	9,591	9,591
Non-controlling interests	15	15

Total Capitalization	$9,945	$10,695

 DESCRIPTION OF THE NOTES

        For purposes of the accompanying prospectus, the notes are "debt securities." We refer you to the "Description of the Debt Securities" in the accompanying prospectus, which you should read carefully. The following description of the particular terms of the notes offered by this prospectus supplement supplements, and to the extent inconsistent with the description in the accompanying prospectus replaces, that description. The notes will be issued under a base indenture, to be dated as of June 16, 2014, between us and The Bank of New York Mellon (the "trustee"), as supplemented by a first supplemental indenture, to be dated as of June 16, 2014, establishing the terms of the notes. We refer to the base indenture, as so supplemented, as the "indenture." The following summary of certain provisions of the indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the indenture and the notes.

        Except as otherwise defined in this prospectus supplement, capitalized definitional terms used in this prospectus supplement have the meanings specified in the accompanying prospectus. The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, or DTC, as the depository, and registered in the name of the depository's nominee. See "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the accompanying prospectus. As used in this section, "we," "our" and "us" refer to Magna International Inc. and not to its subsidiaries.

General

        The notes will mature on June 15, 2024. We will issue the notes in an initial aggregate principal amount of $750,000,000. If any interest payment date or the maturity date or any date of earlier redemption or repayment for the notes falls on a day that is not a business day, the related payment will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

        The notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

        We may, without the consent of the holders of the notes, "reopen" the notes and issue additional debt securities that have the same terms as the notes being offered by this prospectus supplement (except for the issue date and, in some cases, the public offering price and the first interest payment date). These additional debt securities, together with the notes offered by this prospectus supplement, would constitute a single series of debt securities under the indenture.

        The notes will be our senior unsecured obligations and will rank equally with all our existing and future senior unsecured obligations. The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to any secured indebtedness and other liabilities of ours to the extent of the assets securing the same. At March 31, 2014, on a consolidated basis, we had outstanding approximately $8.942 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated. As of the date of this prospectus supplement we had no secured debt outstanding.

        At the time of repayment of the notes, whether at maturity, or upon earlier repayment or redemption as described below, we may designate one or more of our subsidiaries to acquire the notes for its own account and to pay to holders a cash purchase price for the notes that is equal to the amounts otherwise due upon maturity or such earlier repayment or redemption. Notwithstanding the foregoing, we will remain the sole obligor under the notes and holders will continue to be entitled to look solely to us for payment of all amounts due under the notes. For greater certainty, in addition to the foregoing, either we or one or more of our subsidiaries may also purchase outstanding notes at any time and from time to time at prevailing market prices or at such price as the holder of the notes being purchased may agree.

Interest

        The notes will bear interest at a rate of 3.625% per year. Interest will accrue from June 16, 2014. Interest is payable semi-annually on June 15 and December 15 of each year to the holders of record at the close of business on the June 1 and December 1 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The first interest payment date will be December 15, 2014.

Optional Redemption

        We may redeem the notes, in whole or in part, at any time and from time to time, prior to March 15, 2024 (three months prior to the maturity date of the notes) at our option, at a redemption price equal to the greater of:

  (1)
  100% of the principal amount of the notes being redeemed; and

  (2)
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 basis points, plus, in each case, accrued and unpaid interest on the notes being redeemed to the redemption date.

        In addition, at any time on or after March 15, 2024 (three months prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (the "Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means (1) each of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or in each case an affiliate thereof that is a Primary Treasury Dealer (as defined below)), and (2) three other Primary Treasury Dealers selected by us; provided that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption on such date. Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the notes outstanding not previously called by such method as the trustee deems fair and appropriate or in accordance with the procedures of the depository.

No Sinking Fund

        The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

        Upon the occurrence of a Change of Control Triggering Event with respect to the notes, unless we have exercised our right to redeem the notes in whole as described under "—Optional Redemption" above by giving irrevocable notice to the trustee in accordance with the indenture, each holder of notes will have the right to require us to purchase all or a portion of such holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of purchase (the "Change of Control Payment").

        Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

        On the Change of Control Payment Date, we will, to the extent lawful:

  •
  accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  •
  at or prior to 10:00 a.m., New York City time, deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  •
  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

        We will not be required to make a Change of Control Offer with respect to the notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

        We must comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

        For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

        "Change of Control" means the occurrence of any of the following after the date of issuance of the notes:

  (1)
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all our assets and the assets of our subsidiaries taken as a whole to any "person" or "group" (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

  (2)
  the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any "person" or "group" (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than Magna International or one of its subsidiaries) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of our Voting Stock representing a majority of the voting power of our outstanding Voting Stock;

  (3)
  we consolidate or amalgamate with, or merge with or into, any Person, or any Person consolidates with, or merges or amalgamates with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

  (4)
  the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or

  (5)
  the adoption by our shareholders of a plan relating to our liquidation or dissolution.

        Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

        "Change of Control Triggering Event" means the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the period (the "Trigger Period") commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). However, a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall be deemed not to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change in Control Triggering Event). If a Rating Agency is not providing a rating for the notes at the commencement of any Trigger Period, the notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that Trigger Period.

        Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

        "Continuing Director" means, as of any date of determination, any member of our board of directors who:

  (1)
  was a member of our board of directors on the date of the issuance of the notes; or

  (2)
  was nominated for election or elected or appointed to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

        "Investment Grade" means a rating of Baa3 or better by Moody's (or its equivalent under any successor rating category of Moody's) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of "Rating Agency."

        "Moody's" means Moody's Investors Service, Inc., a subsidiary of Moody's Corporation, and its successors.

        "Person" means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or other entity or government or any agency or political subdivision thereof.

        "Rating Agency" means each of Moody's and S&P; provided, that if any of Moody's or S&P ceases to provide rating services to issuers or investors, we may appoint another "nationally recognized statistical rating organization" as defined under Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

        "S&P" means Standard & Poor's Ratings Services, a division of McGraw Hill Financial, Inc., and its successors.

        "Voting Stock" of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" the properties or assets of Magna International and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all the assets of Magna International and its subsidiaries taken as a whole to another "person" or "group" (as those terms are used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Covenants Applicable to the Notes

        The following covenants will be applicable to the notes.

  Restrictions on Secured Debt

        We may not, and may not permit our restricted subsidiaries to, create, assume, or guarantee any indebtedness for borrowed money secured by mortgages, pledges, liens, encumbrances, conditional sale or title retention agreements or other security interests, which we refer to collectively as security interests, on any principal properties or any shares of capital stock or other equity interests or indebtedness (held as an asset) of any of our restricted subsidiaries without making effective provision for securing the notes equally and ratably with the secured debt. Notwithstanding this limitation on secured debt, we and our restricted subsidiaries may have debt secured by:

  •
  (a) any security interest on any property hereafter acquired or constructed by us or a restricted subsidiary (including any improvement on an existing property) to secure or provide for the payment of all or any part of the purchase price or construction cost of such property, including, but not limited to, any indebtedness incurred by us or a restricted subsidiary prior to, at the time of, or within 365 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing or refinancing all or any part of the purchase price thereof or construction or improvements thereon; or (b) any security interest upon property existing at the time of acquisition thereof, whether or not assumed by us or such restricted subsidiary; or (c) any security interest existing on the property or on the outstanding shares of capital stock or other equity interests or indebtedness of a person at the time such person or an affiliate of such person shall become a restricted subsidiary (including any such security interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such transaction); or (d) a security interest on property or shares of capital stock or other equity interests in or indebtedness of a person existing at the time such person or an affiliate of such person is merged into or consolidated or amalgamated with us or a restricted subsidiary or at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary (including any such security interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such merger, consolidation, amalgamation, lease or other acquisition); provided, however, that no such security interest shall extend to any other principal property of ours or such restricted subsidiary prior to such acquisition or to the other principal property thereafter acquired other than additions or improvements to such acquired property;

  •
  security interests in property of ours or a restricted subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of Canada or any province thereof, or any other country, or any department, agency or instrumentality or political subdivision of Canada or any province thereof or such other country (including, without limitation, security interests to secure indebtedness of the pollution control or industrial revenue bond type), in order to permit us or a restricted subsidiary to perform any contract or subcontract made by us or it with or at the request of any of the foregoing, or to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such security interests;

  •
  any security interest existing at the date of original issuance of the notes;

  •
  any security interest on any property or assets of any restricted subsidiary to secure indebtedness owing by it to us or to a restricted subsidiary;

  •
  mechanics', materialmen's, carriers' or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

  •
  any security interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

  •
  security interests for taxes, assessments or governmental charges or levies not yet delinquent, or the security interests for taxes, assessments or government charges or levies already delinquent but the validity of which is being contested in good faith;

  •
  security interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed;

  •
  landlords' liens on fixtures located on premises leased by us or a restricted subsidiary in the ordinary course of business; or

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any security interest permitted by the indenture.

        In addition to these exceptions, we or a restricted subsidiary may issue, assume or guarantee other secured debt without securing the notes if the total amount of secured debt outstanding (not including secured debt permitted by the exceptions set forth in the bullets above) and the aggregate value of sale and leaseback transactions (not including sale and leaseback transactions the proceeds of which have been applied in accordance with the last sentence under "—Restrictions on Sale and Leaseback Transaction" below) at the time does not exceed 10% of Consolidated Shareholders' Equity, determined as of a date not more than 90 days prior thereto.

        "Consolidated Shareholders' Equity" means, at any date, our shareholders' equity and that of our consolidated subsidiaries determined on a consolidated basis as of such date in accordance with United States generally accepted accounting principles; provided that, our consolidated stockholders'

equity and that of our consolidated subsidiaries is to be calculated without giving effect to (i) the application of ASC 715-Compensation-Retirement Benefits or (ii) the cumulative foreign currency translation adjustment. The term "consolidated subsidiary" means, as to any person, each subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated with the financial statements of such person in accordance with United States generally accepted accounting principles.

        The term "value" means as at any particular time with respect to a sale and leaseback transaction, an amount equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). For purposes of the foregoing, "net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

  Restrictions on Sale and Leaseback Transactions

        We and our restricted subsidiaries may not engage in sale and leaseback transactions (excluding such transactions between us and our restricted subsidiaries or between our restricted subsidiaries) whereby a principal property that is owned by us or one of our restricted subsidiaries and that has been in full operation for more than 365 days is sold or transferred with the intention of taking back a lease of such property (except a lease for a term of no more than three years entered into with the intent that the use by us or such restricted subsidiary of such property will be discontinued on or before the expiration of such term).

        The sale and leaseback of a principal property is not prohibited, however, if we and the applicable restricted subsidiary would be permitted under the indenture to incur secured debt equal in amount to the amount realized or to be realized upon the sale or transfer secured by a lien on the principal property to be leased without equally and ratably securing the notes. We and our restricted subsidiaries may also engage in an otherwise prohibited sale and leaseback transaction if an amount equal to the value of the principal property so leased is applied, subject to credits for delivery by us to the trustee of debt securities issued under the base indenture (including the notes) we have previously purchased or otherwise acquired and specified voluntary redemptions of debt securities issued under the base indenture (including the notes), to the retirement (other than mandatory retirement), within 365 days of the effective date of the arrangement, of indebtedness for borrowed money incurred or assumed by us or a restricted subsidiary, as shown on our most recent consolidated balance sheet and, in the case of our indebtedness, the indebtedness is not subordinated to the notes.

  Restrictions on Transfer of Principal Properties to Some Subsidiaries

        The indenture provides that, so long as the notes are outstanding, we will not, and will not cause or permit any of our restricted subsidiaries to, transfer (whether by merger, consolidation, amalgamation or otherwise) principal property that has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made in excess of two percent of the consolidated net tangible assets of us and our restricted subsidiaries to any unrestricted subsidiary, unless we or a restricted subsidiary shall apply within one year after the effective date of the transaction, or shall have committed within one year of the effective date to apply, an amount equal to the fair value of the principal property at the time of transfer:

  •
  to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon the acquisition, construction, development or improvement will be, a principal property or properties or a part thereof;

  •
  to the redemption of debt securities issued under the base indenture (including the notes);

  •
  to the repayment of indebtedness for borrowed money of us or any of our restricted subsidiaries, other than any indebtedness owed to any restricted subsidiary or our subordinated indebtedness; or

  •
  in part to an acquisition, construction, development or improvement and in part to redemption and/or repayment, in each case as described above.

        The fair value of any principal property for purposes of this paragraph will be as determined by our board of directors or an authorized committee thereof. In lieu of applying all or any part of any amount to redemption of debt securities issued under the base indenture, we may, within one year of the transfer, deliver to the trustee under the indenture debt securities of any series, other than debt securities made the basis of a reduction in a mandatory sinking fund payment, for cancellation and thereby reduce the amount to be applied to the redemption of debt securities by an amount equivalent to the aggregate principal amount of the debt securities so delivered.

  Certain Definitions

        The following are the meanings of terms that are important in understanding the covenants previously described:

        "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or other entity or government or any agency or political subdivision thereof.

        "principal property" means any manufacturing plant, warehouse, office building or parcel of real property located in Canada, the United States, its territories and possessions, Puerto Rico or Mexico, including fixtures and manufacturing machinery and equipment but excluding leases and other contract rights which might otherwise be deemed real property, owned by us or any restricted subsidiary, whether owned on the date of original issuance of the notes or thereafter, other than such plant, warehouse, office building or parcel of real property or portion thereof (including fixtures and manufacturing machinery and equipment) which, in the opinion of our board of directors or an authorized committee thereof (evidenced by a certified board resolution thereof delivered to the trustee), is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole.

        "restricted subsidiary" means any subsidiary other than an unrestricted subsidiary, and any subsidiary which is an unrestricted subsidiary but which is designated by our board of directors to be a restricted subsidiary. Our board of directors may not designate any subsidiary to be a restricted subsidiary if we would thereby breach any covenant or agreement contained in the indenture, assuming for the purpose of determining whether such a breach would occur that any secured debt of that subsidiary was incurred at the time of the designation and that any sale and leaseback transaction to which the subsidiary is then a party was entered into at the time of the designation.

        "secured debt" means indebtedness for money borrowed that is secured by a security interest in (a) any principal property or (b) any shares of capital stock or other equity interests or indebtedness (held as an asset) of any restricted subsidiary.

        "subsidiary" means any person of which we, or we and one or more of our subsidiaries, or any one or more subsidiaries, directly or indirectly own more than 50% of the voting stock or other voting equity interests of such person and that, by virtue of such ownership, is controlled by us or by us and one or more of our subsidiaries or any one or more subsidiaries. For purposes of the foregoing, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person.

        "unrestricted subsidiary" means:

  •
  any subsidiary acquired or organized after the date of original issuance of the notes, other than any subsidiary acquired or organized after that date that is a successor, directly or indirectly, to any restricted subsidiary (whether by merger, consolidation or amalgamation of such restricted subsidiary with, or transfer of all or substantially all assets of such restricted subsidiary to, such subsidiary or otherwise);

  •
  any subsidiary whose principal business or assets are located outside Canada, the United States, its territories and possessions, Puerto Rico or Mexico;

  •
  any subsidiary the principal business of which consists of financing or assisting in financing of customer construction projects or the acquisition or disposition of products of dealers, distributors or other customers;

  •
  any subsidiary whose principal business is the ownership, leasing, purchasing, selling or development of real property; or

  •
  any subsidiary substantially all the assets of which consist of stock or other securities of a subsidiary or subsidiaries referred to above in this sentence, unless and until that subsidiary is designated by our board of directors to be a restricted subsidiary.

Defeasance

        The defeasance provisions described under "Description of the Debt Securities—Defeasance and Covenant Defeasance" in the accompanying prospectus will be applicable to the notes. If we exercise this option, we may be discharged from certain of our obligations with respect to the notes, including those described under "—Covenants Applicable to the Notes" in this prospectus supplement.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes to initial U.S. Holders (as defined below) purchasing a note at its "issue price". The "issue price" in this offering of a note will equal the first price at which a substantial amount of the notes are sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to initial purchasers who hold notes as "capital assets", within the meaning of Section 1221 of the Code, and it does not describe all of the tax consequences that may be relevant to holders in light of their special circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to holders subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other entities classified as partnerships for U.S. federal income tax purposes (or investors in such entities), dealers or traders in securities, persons holding notes as a hedge or integrated transaction, tax-exempt entities, qualified retirement plans, individual retirement accounts or other tax deferred accounts or U.S. Holders whose functional currency is not the U.S. dollar.

        As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. You are urged to consult your own tax adviser regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to your particular situation.

        Certain Contingent Payments.    We will be obligated to make payments of additional amounts in excess of the principal amount of the notes if we repurchase all or any part of the notes upon the occurrence of a "Change of Control Triggering Event," as described under "Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event" in this prospectus supplement or in excess of stated interest as described under "Description of the Debt Securities—Payment of Additional Amounts" in the accompanying prospectus. We intend to take the position that these provisions should not cause the notes to be treated as contingent payment debt instruments under U.S. federal income tax law. Our position is not binding on the U.S. Internal Revenue Service ("IRS"). If the IRS takes a contrary position, a U.S. Holder may be required (i) to accrue interest income at a rate higher than the stated interest rate on the notes, and (ii) to treat as ordinary income, rather than capital gain, any gain on the sale, exchange or retirement of the notes. You should consult your tax adviser about the risk of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.

        Interest on the Notes.    Interest accrued or received in respect of a note generally will be included in gross income as ordinary interest income at the time the interest accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income earned with respect to a note will constitute foreign-source income for U.S. federal income tax purposes and will generally be considered "passive category income," which may be relevant in calculating the U.S. foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.

        Sale, Exchange or Retirement of the Notes.    Upon the sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described under "Interest on the Notes" above) and your tax basis in the note. Your tax basis in a note generally will be equal to the cost of the note. Gain or loss generally will be U.S.-source income for purposes of computing your U.S. foreign tax credit limitation. In addition, this gain or loss will be long-term capital gain or loss if at the time of sale, exchange or retirement, you have held the notes for more than one year. Under current law, long-term capital gain of a non-corporate U.S. Holder, including an individual, is generally taxed at reduced rates. The deductibility of capital losses is subject to certain limitations.

        Information Reporting and Backup Withholding.    Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes. You may be subject to U.S. backup withholding on these payments if you fail to (i) provide your taxpayer identification number and comply with certain certification procedures or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund; provided that the required information is furnished to the IRS in a timely manner.

        Information Reporting for Foreign Financial Assets.    Certain individuals that own "specified foreign financial assets" with an aggregate value in excess of $50,000 on the last day of the taxable year (or $75,000 at any time during the taxable year) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by certain foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (such as the notes), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisers regarding the application of this reporting requirement to their ownership of the notes.

 MATERIAL CANADIAN INCOME TAX CONSEQUENCES

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires notes, including entitlement to all payments thereunder, at the issue price as a beneficial owner pursuant to this offering and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Tax Act"), (1) is not, and is not deemed to be, resident in Canada; (2) deals at arm's length with us and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes, (3) does not use or hold the notes in a business carried on in Canada, (4) is not a "specified non-resident shareholder" of us for purposes of the Tax Act or a non-resident person not dealing at arm's length with a "specified shareholder" (within the meaning of Subsection 18(5) of the Tax Act) of us, and (5) does not have, and a person or partnership that does not deal at arm's length with the purchaser does not have, either (A) an interest in property that secures payment of the notes that was provided, directly or indirectly, by a person (a "Specified Non-Resident Person") that is not resident in Canada and that is or does not deal at arm's length with a "specified shareholder" (within the meaning of subsection 18(5) of the Tax Act) of us or (B) an amount outstanding as, or on account of, a debt or other obligation to pay an amount to a Specified Non-Resident Person (i) for which recourse is limited, either immediately or in the future and either absolutely or contingently, to the notes, or (ii) that was entered into on condition that the notes also be entered into, if in the case of either (A) or (B), interest paid to such purchaser would be deemed to be paid as a dividend under the Tax Act (a "Holder"). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom we do no deal at arm's length within the meaning of the Tax Act.

        This summary is based on the current provisions of the Tax Act and on our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of notes should consult their own tax advisors having regard to their own particular circumstances.

        No Canadian withholding tax will apply to interest, principal or premium paid or credited to a Holder by us on a note or to the proceeds received by a Holder on the disposition of a note including a redemption, repurchase or payment on maturity.

        No other tax on income or gains will be payable by a Holder on interest, principal or premium on a note or on the proceeds received by a Holder on the disposition of a note including a redemption, repurchase or payment on maturity.

 UNDERWRITING

        We intend to offer the notes through the underwriters. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement, dated the date of this prospectus supplement, among us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$157,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	157,500,000
BNP Paribas Securities Corp.	60,000,000
Scotia Capital (USA) Inc.	60,000,000
CIBC World Markets Corp.	41,250,000
Mitsubishi UFJ Securities (USA), Inc.	41,250,000
RBC Capital Markets, LLC	41,250,000
Commerz Markets LLC	26,250,000
ING Financial Markets LLC	26,250,000
RBS Securities Inc.	26,250,000
Santander Investment Securities Inc.	26,250,000
TD Securities (USA) LLC	26,250,000
BMO Capital Markets Corp.	16,875,000
J.P. Morgan Securities LLC	16,875,000
RB International Markets (USA) LLC	16,875,000
Sandler O'Neill & Partners, L.P.	9,375,000

Total	$750,000,000

        The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and may also be terminated upon the occurrence of certain stated events. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The offering price and the other terms of the notes have been determined by negotiation between us and the underwriters.

        We have agreed that, until settlement of this notes offering, we will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities similar to the notes issued or guaranteed by us. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Commissions

        The underwriters have advised us that they propose to initially offer the notes at the price indicated on the cover of this prospectus supplement plus accrued interest from the original issue date of such notes, if any, and may offer notes to dealers at such prices less a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes, the public offering price, selling concessions and reallowances or any other term of the offering may be changed.

        The expenses of the offering, not including the underwriting commissions, are estimated to be $1.6 million and are payable by us.

New Issues of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market prices of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes.

        If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of notes to stabilize the price or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., CIBC World Markets Corp., Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, Commerz Markets LLC, ING Financial Markets LLC, RBS Securities Inc., Santander Investment Securities Inc., TD Securities (USA) LLC, BMO Capital Markets Corp., J.P. Morgan Securities LLC and RB International Markets (USA) LLC are affiliates of banks which are members of a syndicate of lenders that has made available to us a $2.25 billion unsecured revolving credit facility. Consequently, we may be considered to be a "connected issuer" of each of these underwriters under Canadian securities laws. As at March 31, 2014, $101.5 million was outstanding under such credit facility. We are in compliance with the terms of, and the lenders have not waived any breach of, the agreements governing the credit facility since their respective dates of execution. The decision to distribute the notes, including the determination of the terms of this offering, has been made through negotiations between us and the underwriters. The affiliated lenders of the underwriters did not have any involvement in that decision or determination. Our financial position has not changed substantially and adversely since the indebtedness under the credit facility was incurred. The proceeds of the offering will not be applied for the benefit of the underwriters or their affiliates.

        This prospectus supplement does not qualify the distribution of the notes for sale in the Province of Ontario or any of the provinces or territories of Canada. Any sales of notes in any province or territory of Canada may only be made pursuant to an exemption from the prospectus requirements of Canadian securities laws.

Selling Restrictions

  Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant joint book-running managers for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(E) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

  Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FSMA") that are also (i) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the "Order") or (ii) persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such notes will be engaged only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. The notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

  Notice to Prospective Investors in Hong Kong

        The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Notice to Prospective Investors in Japan

        The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

  Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

LEGAL MATTERS

        Certain legal matters will be passed upon for the Company by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to matters of Canadian federal and Ontario laws. The validity of the notes will be passed upon for the Company by Sidley Austin LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York with respect to United States legal matters and by Blake, Cassels & Graydon LLP, with respect to Canadian federal and Ontario laws.

INDEPENDENT AUDITORS

        Ernst & Young LLP, Toronto, Ontario, is the external auditor that prepared the Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus. Such financial statements have been so incorporated by reference in reliance on their report given on their authority as experts in auditing and accounting. Ernst & Young LLP, Toronto, Ontario, were independent with respect to the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the Public Company Accounting Oversight Board, United States, up to March 7, 2014, the date of their report.

This short form prospectus is referred to as a base shelf prospectus and has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus and each document deemed to be incorporated by reference herein constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 9, 2014

MAGNA INTERNATIONAL INC.

U.S. $2,000,000,000

Senior Debt Securities

We intend to offer from time to time senior debt securities (which we refer to in this prospectus as the "debt securities") in one or more series with a total offering price not to exceed U.S. $2,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars) during the 25-month period that this prospectus, including any amendments thereto, remains valid.

All shelf information omitted from this short form base shelf prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of debt securities to which the supplement relates.

We may sell the debt securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

The debt securities will constitute our senior unsecured obligations and will rank equally with all our other existing and future senior unsecured obligations.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are an Ontario corporation, a majority of our assets are located outside of the United States and a majority of our directors and officers and some of the experts named in this prospectus are resident outside of the United States and a majority of their assets are located outside of the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Plan of Distribution".

All amounts referred to in this prospectus and in the documents incorporated by reference are presented in U.S. dollars, in each case, unless otherwise stated.

The head and registered office of Magna International Inc. is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

 FORWARD-LOOKING STATEMENTS

        This prospectus, including those documents incorporated by reference, may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation (including within the meaning of the Securities Act (Ontario) and within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements include, but are not limited to, statements relating to: our use of proceeds of any offering of debt securities under this prospectus or supplement thereto; implementation of our business strategy, including our targeted capital structure; future returns of capital to our shareholders, including through dividends and share repurchases; future growth prospects of our business, including through organic growth, acquisitions, joint ventures or as a result of supplier consolidation; operational improvement in our underperforming operations, including in Western Europe and South America; and estimates of future environmental clean-up and remediation costs. The forward-looking information in this prospectus and in the documents incorporated by reference herein is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

  •
  the impact of economic or political conditions on consumer confidence and consumer demand for vehicles and vehicle production;

  •
  restructuring, downsizing or other significant non-recurring costs, including in our European business;

  •
  fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office;

  •
  our ability to grow our business with Asian based customers;

  •
  continued underperformance of one or more of our operating divisions;

  •
  ongoing pricing pressures, including our ability to offset price concessions demanded by our customers;

  •
  our ability to successfully launch material new or takeover business;

  •
  shifts in market share away from our top customers;

  •
  shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content;

  •
  risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us;

  •
  a prolonged disruption in the supply of components to us from our suppliers;

  •
  shutdown of our or our customers' or sub suppliers' production facilities due to a work stoppage or labour dispute;

  •
  scheduled shutdowns of our customers' production facilities (typically in the third and fourth quarters of each calendar year);

  •
  our ability to successfully compete with other automotive suppliers;

  •
  a reduction in outsourcing by our customers or the loss of a material production or assembly program;

  •
  the termination or non-renewal by our customers of any material production purchase order;

  •
  our ability to consistently develop innovative products or processes;

  •
  impairment charges related to goodwill and long-lived assets;

  •
  exposure to, and ability to offset, volatile commodities prices;

  •
  fluctuations in relative currency values;

  •
  our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies;

  •
  our ability to conduct sufficient due diligence on acquisition targets;

  •
  warranty and recall costs;

  •
  risk of production disruptions due to natural disasters;

  •
  pension liabilities;

  •
  legal claims and/or regulatory actions against us;

  •
  changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;

  •
  other potential tax exposures;

  •
  changes in credit ratings assigned to us;

  •
  changes in laws and governmental regulations;

  •
  costs associated with compliance with environmental laws and regulations;

  •
  liquidity risks as a result of unanticipated deterioration of economic conditions;

  •
  our ability to achieve future investment returns that equal or exceed past returns;

  •
  the unpredictability of, and fluctuation in, the trading price of our common shares; and

  •
  other factors set out in our most recent Annual Information Form filed with securities commissions in Canada and our most recent Annual Report on Form 40-F filed with the SEC, and subsequent filings.

        In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents with respect to Magna International Inc. (which we refer to in the prospectus as the "Company"), filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our Annual Information Form for the year ended December 31, 2013, dated March 26, 2014;

  (b)
  our Audited Consolidated Financial Statements as at December 31, 2013 and 2012 and for each of the years in the three year period ended December 31, 2013, together with the notes thereto and the auditors' report thereon;

  (c)
  Management's Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2013; and

  (d)
  our Management Proxy Circular in connection with the annual meeting of our shareholders to be held on May 8, 2014.

        Any documents of the type referred to above, any unaudited interim financial statements and management's discussion and analysis relating thereto and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Company with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement to this prospectus, shall be deemed to be incorporated by reference into this prospectus. Any such documents of the type referred to in the preceding sentence incorporated by reference in this prospectus contained in reports on Form 40-F or Form 6-K which we file with or furnish to the SEC after the date of this prospectus and prior to the termination of the offering of the debt securities to which this prospectus relates shall be deemed to be incorporated by reference into this prospectus and as an exhibit to the Registration Statement on Form F-10 of which this prospectus forms a part. In addition, any other documents contained in reports on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, which we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of the debt securities to which this prospectus relates shall be deemed to be incorporated as an exhibit to the Registration Statement on Form F-10 of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedar.com.

        A prospectus supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement unless otherwise expressly provided therein.

        Upon a new Management Proxy Circular, Annual Information Form or new interim or annual financial statements, together with the auditors' report thereon and management's discussion and analysis contained therein, being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, Management Proxy Circular, interim or annual financial statements and all material change reports, and information circulars filed prior to the commencement of our financial year in which the new Management Proxy Circular, Annual Information Form or interim or annual financial statements are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

 AVAILABLE INFORMATION

        In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC also maintains a website, at www.sec.gov, that contains reports and other information filed by us with the SEC. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

        We have filed with the SEC a registration statement of which this prospectus forms a part on Form F-10 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), with respect to the debt securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the debt securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

 ABOUT MAGNA INTERNATIONAL INC.

        We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries. Our over 125,000 employees are focused on delivering superior value to our customers through innovative products and processes built on World Class Manufacturing. Our capabilities include systems and modules in the following product areas, as well as complete vehicle engineering and contract manufacturing:

• Body	• Chassis
• Interior	• Exterior
• Seating	• Powertrain
• Vision	• Electronics
• Roof	• Closures

        Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "MG", and on the New York Stock Exchange under the trading symbol "MGA".

        Additional information regarding the Company is incorporated by reference into this prospectus. See "Documents Incorporated by Reference".

 RISK FACTORS

        An investment in the debt securities is subject to various risks. From time to time, the market experiences significant price and volume volatility that may affect the market price of our debt securities for reasons unrelated to our performance. Additionally, the debt securities are subject to market value fluctuations based upon factors which influence our operations, such as legislative or regulatory developments, competition, technological change and global capital market activity and based upon our performance and financial results and perceptions of our creditworthiness.

        Before deciding whether to invest in any debt securities, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Prospective investors should consider the categories of risks identified and discussed in the Annual Information Form and Management's Discussion and Analysis of the Company incorporated herein by reference.

 USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement, the net proceeds to us from the sale of the debt securities will be added to our general funds and utilized for general corporate purposes.

 DESCRIPTION OF THE DEBT SECURITIES

        The following description of the debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the provisions described in this prospectus may apply to the offered debt securities will be described in the prospectus supplement relating to the offered debt securities. As used in this section, the terms "we," "us," "our," "Magna International" and the "Company" refer to Magna International Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, and not any of its subsidiaries, unless the context otherwise requires.

        The debt securities will be issued under an indenture between Magna International and The Bank of New York Mellon (the "trustee"), a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The indenture relating to the debt securities, as amended or otherwise supplemented by any supplemental indentures, is referred to in this prospectus as the indenture.

        The following summaries of the material provisions of the indenture and the debt securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of specified terms used in the indenture, and the debt securities. Wherever particular articles, sections or defined terms of an indenture are referred to, it is intended that those articles, sections or defined terms will be incorporated herein by reference, and the statement in connection with which reference is made is qualified in its entirety by the article, section or defined term in the indenture.

General

        The indenture does not limit the amount of debt, either secured or unsecured, which we may issue under the indenture or otherwise. The debt securities may be issued in one or more series with the same or various maturities and may be sold at par, at a premium to par or at a discount to par. We have the right to "reopen" a previous issue of a series of debt by issuing additional debt securities of such series.

        We conduct a substantial portion of our operations through our subsidiaries. Our right, and hence the rights of our creditors and shareholders, to participate in any distribution of assets of any of our subsidiaries upon its liquidation or reorganization or otherwise and the ability of a holder of debt securities to benefit as our creditor from any distribution are subject to prior claims of the creditors of the subsidiary, except to the extent that any claim of ours as a creditor of the subsidiary may be recognized. Accordingly, the debt securities will be structurally subordinated to the prior claims of the creditors of our subsidiaries. The debt securities will also effectively rank junior in right of payment to any of our secured debt.

        The prospectus supplement relating to the particular series of debt securities offered thereby will describe the following terms of the offered debt securities:

  •
  the title of the offered debt securities;

  •
  any limit upon the aggregate principal amount of the offered debt securities;

  •
  the date or dates (or the manner of calculating the date or dates) on which the principal of the offered debt securities is payable;

  •
  the rate or rates (or the manner of calculating the rate or rates) at which the offered debt securities shall bear interest, if any, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the regular record date for the interest payable on any interest payment date;

  •
  the place or places where the principal of and premium, if any, and interest, if any, on the offered debt securities will be payable;

  •
  the period or periods within which, the price or prices at which, the currency or currency units in which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, at our option;

  •
  our obligation, if any, to redeem or purchase the offered debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices in the currency at which, the currency or currency units in which, and the terms and conditions upon which the offered debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

  •
  the denominations in which the offered debt securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof;

  •
  if other than the currency of the United States of America, the currencies in which payments of interest or principal of (and premium, if any, with respect to) the offered debt securities are to be made;

  •
  if the interest on or principal of (or premium, if any, with respect to) the offered debt securities are to be payable, at our election or at the election of a holder thereof or otherwise, in a currency other than that in which such debt securities are payable, the period or periods within which, and the other terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in such debt securities are denominated or stated to be payable and the currency in which such debt securities or any of them are to be so payable;

  •
  the extent to which any offered debt securities will be issuable in permanent global form, the manner in which any payments on a permanent global debt security will be made, and the appointment of any depository relating thereto;

  •
  the applicability of specified provisions relating to discharge and defeasance described in this prospectus with respect to the offered debt securities;

  •
  any deletions from, modifications of or additions to the events of default or covenants with respect to the offered debt securities of such series, whether or not such events of default or covenants are consistent with the events of default or covenants set forth herein; and

  •
  any other terms of the series (which terms shall not be inconsistent with the provisions of the related indenture).

  Payments

        Unless otherwise indicated in any prospectus supplement, principal of and premium, if any, and interest, if any, on the offered debt securities will be payable, and transfers of the offered debt securities will be registrable, at the corporate trust office of the trustee. Alternatively, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debt security register.

  Denominations, Registration and Transfer

        Unless otherwise indicated in any prospectus supplement, the offered debt securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple of $1,000, or the equivalent in foreign currency. No service charge will be made for any registration of transfer or exchange of offered debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

        If the purchase price of any of the offered debt securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of, premium, if any, or interest, if any, on any series of offered debt securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to the issue of offered debt securities and the foreign currency or currencies or foreign currency unit or units will be described in the related prospectus supplement.

        We will not be required to issue, register the transfer of, or exchange debt securities of any series during the period from 15 days prior to the mailing of a notice of redemption of debt securities of that series to close of business on the date the notice is mailed. We will also not be required to register the transfer of or exchange any debt security so selected for redemption, except the unredeemed portion of any debt security being redeemed in part.

Payment of Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to the debt securities shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities of a series, then, subject to the provisions of the indenture described in the immediately following paragraph, we will pay to each holder or beneficial owner of debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder or beneficial owner after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder or beneficial owner would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder or beneficial owner of debt securities:

  (1)
  with which we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

  (2)
  which is subject to such Canadian Taxes by reason of the holder or beneficial owner of debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

  (3)
  which is subject to such Canadian Taxes by reason of the failure of the holder or beneficial owner of the debt securities to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

  (4)
  which is subject to any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, assessment or governmental charge;

  (5)
  which is subject to any Canadian Taxes that are imposed with respect to any payment on a debt security to any holder or beneficial owner who is a fiduciary, partnership, limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or limited liability company or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder or beneficial owner of such debt security;

  (6)
  who is a "specified shareholder" of ours or who does not deal at arm's length with a "specified shareholder" of ours as defined in subsection 18(5) of the Income Tax Act (Canada);

  (7)
  which is subject to any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended ("FATCA"), any current or future Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service under FATCA; or

  (8)
  which is subject to Canadian Taxes by reason of any combination of (1) through (7) above.

        Notwithstanding the foregoing, in all cases, unless otherwise specified in the applicable prospectus supplement, no Additional Amounts will be payable under the provisions above in respect of any debt securities in excess of the Additional Amounts which would be required to be paid if, at all relevant times, the holder or beneficial owner of such debt securities were a resident of the United States for purposes of and was entitled to the benefits of the Canadian-U.S. Income Tax Convention (1980), as amended, including any existing protocols thereto. As a result of the limitation on the payment of Additional Amounts discussed above, the Additional Amounts received by certain holders or beneficial owners of the debt securities may be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the Additional Amounts and, accordingly, the net amount received by such holders or beneficial owners of the debt securities will be less than the amount such holders or beneficial owners would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

        As soon as practicable after we pay the amount withheld or deducted to the relevant governmental authority in accordance with applicable law, we will provide the trustee with official receipts or other documentation satisfactory to the trustee evidencing the payment of the Canadian Taxes with respect to which Additional Amounts are paid.

        We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise from the execution, delivery, enforcement or registration of the debt securities, the indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the debt securities.

        Wherever in this "Description of the Debt Securities" there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

        The foregoing obligations will survive termination, defeasance or discharge of the indenture.

Optional Tax Redemption

        Unless otherwise specified in the applicable prospectus supplement, we may redeem the debt securities of a series at our option, at any time as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

  (1)
  as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the prospectus supplement relating to the offer and sale of the debt securities of such series, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the debt securities of such series to any holder or beneficial owner thereof; or

  (2)
  on or after the date of the prospectus supplement relating to the offer and sale of the debt securities of such series, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, including any of those actions specified in (1), whether or not such action was taken or such decision was rendered with respect to us, or any change, amendment, application or interpretation has been officially proposed, which, in any such case, will result in us becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the debt securities of such series, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

        Notice of intention to redeem the debt securities as described above will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Merger

        The indenture provides that we may not, without the consent of the holders of debt securities, consolidate, amalgamate or merge with or into, or sell, lease, transfer or convey all or substantially all of our assets to, another person, unless:

  •
  immediately after giving effect to the transaction, no default under the indenture has occurred and is continuing;

  •
  the successor person (if other than us) is organized and existing under the laws of Canada or a province thereof or the United States or a state thereof or the District of Columbia; and

  •
  the successor person (if other than us) expressly assumes the due and punctual payment of the principal of and premium, if any, and interest on all debt securities, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by us.

        In addition, we must provide to the trustee an opinion of legal counsel that any such transaction and any assumption by a successor person complies with the applicable provisions of the indenture and that we have complied with all conditions precedent provided in the indenture relating to such transaction.

        Other than the covenant described above, or as set forth in any accompanying prospectus supplement, the indenture does not contain any covenants or other provisions designed to afford holders of the debt securities protection in the event of a takeover, recapitalization or a highly-leveraged transaction of or involving us.

Modification of the Indenture

        With the consent of the holders of more than 50% in aggregate principal amount of any series of debt securities then outstanding under the indenture, modifications and alterations of the terms of the indenture may be made by us and the trustee which affect the rights of the holders of that series of debt securities. However, no modification or alteration may, without the consent of all holders of any series of debt securities then outstanding affected thereby:

  •
  extend the fixed maturity of any debt security of that series;

  •
  reduce the rate or extend the time of payment of interest of any debt security of that series;

  •
  reduce the principal amount of any debt security of that series or any premium thereon;

  •
  change the place of payment or make the principal thereof or interest or premium thereon payable in any coin or currency other than that provided in the debt securities of that series;

  •
  reduce the percentage of debt securities of that series, the holders of which are required to consent to:

  •
  any supplemental indenture;

  •
  rescind and annul a declaration that the debt securities of that series are due and payable as a result of the occurrence of an event of default;

  •
  waive any past default under the indenture and its consequences; and

  •
  waive compliance with other specified provisions of the indenture.

        The holders of more than 50% in aggregate principal amount of the debt securities of each series then outstanding may waive our compliance with some of the restrictive provisions of the indenture applicable to the debt securities of such series, which may include covenants, if any, which are specified in the applicable prospectus supplement. In addition, as described under "—Events of Default" below, holders of more than 50% in aggregate principal amount of the debt securities of any series then outstanding may waive past events of default with respect to the debt securities of such series in specified circumstances and may, subject to certain conditions, direct the trustee in enforcement of remedies.

        We and the trustee may, without the consent of any holders, modify and supplement the indenture:

  •
  to evidence the succession of another person to us under the indenture, or successive successions, and the assumption by the successor person of the covenants, agreements and obligations of us pursuant to the indenture;

  •
  to add to the covenants applicable to us such further covenants, restrictions, conditions or provisions as our board of directors shall consider to be for the protection of the holders of debt securities of any or all series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or event of default with respect to such series permitting the enforcement of all or any of the several remedies provided in the indenture; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the trustee upon such default;

  •
  to cure any ambiguity or to correct or supplement any provision contained in the indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the indenture or in any supplemental indenture;

  •
  to convey, transfer, assign, mortgage or pledge any property to or with the trustee;

  •
  to make other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of the holders in any material respect;

  •
  to secure the debt securities for the benefit of the holders;

  •
  to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the indenture with respect to one or more series of debt securities and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

  •
  to modify, amend or supplement the indenture in such a manner as to permit the qualification of any supplemental indenture under the Trust Indenture Act of 1939, as amended, as then in effect;

  •
  to change or eliminate any of the provisions of the indenture, provided, however, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

  •
  to conform the terms of the indenture or the debt securities to the description thereof contained in any prospectus (which term includes any applicable supplement to such prospectus) or other offering document or memorandum relating to the offer and sale of those debt securities; and

  •
  to establish any additional form of debt security and to provide for the issuance of any additional series of debt securities.

Defeasance and Covenant Defeasance

        We may, at our option and at any time, terminate our obligations with respect to the outstanding debt securities of a series ("Defeasance"). Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities, except for (1) the rights of the holders of outstanding debt securities to receive payment in respect of the principal of and premium, if any, and interest on such debt securities when such payments are due, (2) our obligations to register and transfer or exchange any debt securities, replace mutilated, destroyed, lost or stolen debt securities, maintain an office or agency for payments in respect of the debt securities and segregate and hold money in trust, (3) the rights, powers, trusts, duties and immunities of the trustee, and (4) the Defeasance provisions of the indenture. In addition, we may, at our option and at any time, elect to terminate certain of our obligations with respect to the debt securities of a series (including any covenants applicable to the debt securities of such series that may be specified in an applicable prospectus supplement), and any omission to comply with such obligations will not constitute a default or an event of default with respect to the debt securities ("Covenant Defeasance").

        In order to exercise either Defeasance or Covenant Defeasance:

  •
  we must irrevocably deposit with the trustee, in trust, for the benefit of the holders, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and interest on the outstanding debt securities to maturity;

  •
  we must deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance or Covenant Defeasance, and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (in the case of Defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service issued, or a change in applicable federal income tax laws occurring, after the date hereof);

  •
  we must deliver to the trustee an opinion of Canadian counsel or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no default or event of default shall have occurred and be continuing on the date of such deposit or, insofar as the penultimate bullet point under the first paragraph under "—Events of Default" is concerned, at any time during the period ending the 91st day after the date of deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

  •
  such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any material agreement or instrument to which we are a party or by which we are bound; and

  •
  we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture to either Defeasance or Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The indenture provides that it will be discharged and will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of the debt securities, as expressly provided for in the indenture) as to all outstanding debt securities of a series when (1) either (a) all the debt securities of that series theretofore authenticated and delivered (except lost, stolen or destroyed debt securities which have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us) have been delivered to the trustee for cancellation or (b) all debt securities of that series not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at maturity within one year or are to be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, and interest on the debt securities to the date of deposit or to the maturity date or date of redemption, as the case may be; (2) we have paid or have caused to be paid all other sums payable under the indenture by us, including all amounts payable to the trustee; and (3) we have delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Events of Default

        As to any series of debt securities, an event of default is defined in the indenture as being:

  •
  failure to pay any interest on the debt securities of that series when due, which failure continues for 30 days;

  •
  failure to pay principal or premium, if any, with respect to the debt securities of that series when due;

  •
  failure to pay or satisfy any sinking fund payment or similar obligation with respect to debt securities of that series when due;

  •
  failure to observe or perform any other covenant, warranty or agreement in the indenture or the debt securities of that series, other than a covenant, warranty or agreement, a default in whose performance or whose breach is specifically dealt with in the section of the indenture governing events of default, if the failure continues for 75 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding;

  •
  uncured or unwaived failure to pay principal of our other indebtedness for borrowed money (excluding any non-recourse indebtedness) when due, including any other series of debt securities, beyond any period of grace with respect thereto, or any acceleration of the maturity thereof, if the aggregate principal amount of such indebtedness is in excess of $150,000,000 and the default in payment is not being contested by us in good faith and by appropriate proceedings, such indebtedness (other than indebtedness due upon acceleration) is not discharged or such acceleration is not rescinded or annulled, in each case, within 30 days after notice thereof as provided in the indenture;

  •
  specified events of bankruptcy, insolvency, receivership or reorganization; or

  •
  any other event of default provided with respect to debt securities of that series.

        For purposes of the foregoing, "non-recourse indebtedness" means indebtedness of ours or any subsidiary of ours in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither we nor any subsidiary of ours provides any additional credit support.

  Notice and Declaration of Defaults

        So long as the debt securities of any series remain outstanding, we will be required to furnish annually to the trustee a certificate of one of our corporate officers stating whether, to the best of such officer's knowledge, we are in default under any of the provisions of the indenture, and specifying all defaults, and the nature thereof, of which such officer has knowledge.

        The indenture provides that the trustee will, within 90 days after the occurrence of a default known to the trustee with respect to any series for which there are debt securities outstanding, give to the holders of those debt securities notice of defaults known to it, including events specified above without grace periods. Except in the case of default in the payment of principal, premium, if any, or interest on any of the debt securities of any series or the payment of any sinking fund installment on the debt securities of any series, the trustee may withhold notice to the holders if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

        The trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may declare the debt securities of that series immediately due and payable upon the occurrence of any event of default after expiration of any applicable grace period. In some cases, the holders of a majority in principal amount of the debt securities of any series then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest, including sinking fund payments.

  Actions upon Default

        In case an event of default with respect to any series of debt securities occurs and is continuing, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders of debt securities outstanding of any series unless the holders have offered to the trustee indemnity satisfactory to it. The right of a holder to institute a proceeding with respect to the indenture is subject to conditions precedent including notice and indemnity to the trustee, but the holder has a right to receipt of principal, premium, if any, and interest on their due dates or to institute suit for the enforcement thereof, subject to specified limitations with respect to defaulted interest.

        The holders of a majority in principal amount of the debt securities outstanding of the series in default will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the trustee, or exercising any power or trust conferred on the trustee. Any direction by the holders will be in accordance with law and the provisions of the related indenture, provided that the trustee may decline to follow any such direction if the trustee determines on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to holders not joining in the direction. The trustee will be under no obligation to act in accordance with the direction unless the holders offer the trustee security or indemnity satisfactory to it against costs, expenses and liabilities which may be incurred thereby.

Provision of Financial Information

        We will be required to file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual and other reports which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. If we are not so required to file such reports to the SEC under such sections, then we will be required to file with the trustee and the SEC, in accordance with the rules and regulations prescribed by the SEC, such of the supplementary and periodic reports, if any, which may be required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed in such rules and regulations. Any documents filed by us with the SEC via the SEC's EDGAR system will be deemed filed with the trustee as of the time such documents are filed via the SEC's EDGAR system.

Governing Law

        The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

        Under the indenture, the trustee is required to transmit reports in accordance with Section 313 of the Trust Indenture Act to all holders regarding its eligibility and qualifications as trustee under the indenture and specified related matters.

        The trustee has obtained an order from the Ontario Securities Commission pursuant to subsection 46(4) of the Business Corporations Act (Ontario) exempting the indenture from Part V of the Business Corporations Act (Ontario). The trustee, its officers and directors, and the assets of the trustee are located outside of Ontario and, as a result, it may be difficult for a holder of debt securities to enforce rights against the trustee. A holder of debt securities may have to enforce such rights in the United States.

 FORMS OF THE DEBT SECURITIES

        Except as provided in an applicable prospectus supplement, each debt security will generally be represented by one or more global securities representing the entire issuance of securities. We will issue debt securities evidenced by certificates in definitive form to a particular investor only in limited circumstances. Both certificated securities in definitive form and global securities will be issued in registered form, where our obligation runs to the holder of the security named on the face of the security. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depository or its nominee as the owner of the debt securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. See "Book-Entry Procedures and Settlement".

 BOOK-ENTRY PROCEDURES AND SETTLEMENT

General

        Except as may otherwise be provided in an applicable prospectus supplement, offered debt securities will be issued in the form of book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or a successor thereto, a securities depository, and will be registered in the name of DTC or a successor or nominee of DTC. DTC or such successor or nominee of DTC will thus be the only registered holder of these debt securities.

        Interests in the global securities may be held through either DTC in the United States or through Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear plc, a company organized under the laws of England and Wales, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

        We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

        Purchasers of debt securities may only hold interests in the global securities through DTC if they are participants in the DTC system. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through various intermediaries.

        The debt securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global securities registered in its name and will not be considered the owner under the terms of the debt securities and their governing documents. That means that we and any trustee, issuing and paying agent, registrar or other agent of ours for the debt securities will be entitled to treat the registered holder, DTC, as the holder of the debt securities for all purposes. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of debt securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry securities.

        A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

  •
  DTC is unwilling or unable to continue as depository for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

  •
  there shall have occurred and be continuing an event of default with respect to the debt securities represented by such global security.

        Unless we indicate otherwise, any global security that is so exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

        In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC's procedures. Each sale of a book-entry security will settle in immediately available funds through DTC unless otherwise stated.

        Payments on debt securities represented by the global securities will be made to DTC as the registered owner thereof. We expect that DTC, upon receipt of any payment on the debt securities represented by a global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

        Distributions on debt securities held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions on debt securities held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

        Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        The information in this section "Book-Entry Procedures and Settlement" has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream and Euroclear

        Links have been established among DTC, Clearstream and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

        Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

        Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. depositaries of Clearstream and Euroclear, as participants in DTC.

        When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream or Euroclear will credit its participant's account. Credit for the book-entry securities will appear on the next day (European time).

        Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

        When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant's account would instead be valued as of the actual settlement date.

 EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios do not reflect the issuance of any debt securities under this prospectus.

        Based on U.S. GAAP, our interest requirements on all indebtedness amounted to $21 million for the twelve months ended December 31, 2013. Our reported net income, before interest on debt and income taxes, was $1,926 million for the twelve months ended December 31, 2013, which was 92 times our interest requirements for that period.

 PLAN OF DISTRIBUTION

        We may sell the debt securities being offered by this prospectus in four ways: (1) through agents, (2) through underwriters, (3) through dealers and/or (4) directly to one or more purchasers (where permitted by applicable law).

        We may designate agents from time to time to solicit offers to purchase these securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, and state any commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

        If we use a dealer to offer and sell these debt securities, we will sell the debt securities to the dealer, as principal, and will name the dealer in the applicable prospectus supplement. The dealer may then resell the debt securities to the public at varying prices to be determined by that dealer at the time of resale.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

        If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as "remarketing firms," acting as principals for their own accounts or as agents for us, may offer and sell these debt securities as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

        Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by some purchasers to purchase debt securities from us at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions described in the applicable prospectus supplement, and the applicable prospectus supplement will state the commission payable for solicitation of these offers.

 INTERESTS OF EXPERTS

        Ernst & Young LLP, Toronto, Ontario, is the external auditor that prepared the Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference in this prospectus. Such financial statements have been so incorporated by reference in reliance on their report given on their authority as experts in auditing and accounting. Ernst & Young LLP, Toronto, Ontario, were independent with respect to the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the Public Company Accounting Oversight Board, United States, up to March 7, 2014, the date of their report.

 LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain legal matters relating to the debt securities offered by a prospectus supplement will be passed upon, on our behalf, by Sidley Austin LLP, New York, New York, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario. As of the date of this prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities.

 LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE COMPANY,
OUR MANAGEMENT AND OTHERS

        We are a company existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States and a majority of our directors and officers and some of the experts named in this prospectus are resident outside of the United States and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. A monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of or incorporated by reference in the registration statement of which this prospectus forms a part: the documents listed in (a)—(d) under "Documents Incorporated by Reference"; the Statement of Eligibility of Trustee; consent of Ernst & Young LLP; and Powers of Attorney.

$750,000,000

3.625% Senior Notes due 2024

PROSPECTUS SUPPLEMENT
JUNE 11, 2014

Joint Book-Running Managers

BofA Merrill Lynch
Citigroup
BNP PARIBAS
Scotiabank

Co-Managers

CIBC
Mitsubishi UFJ Securities
RBC Capital Markets
COMMERZBANK
ING
RBS
Santander
TD Securities
BMO Capital Markets
J.P. Morgan
RB International Markets (USA)
Sandler O'Neill + Partners, L.P.

QuickLinks

Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
SUMMARY
The Offering
Selected Consolidated Financial Data
RISK FACTORS
EARNINGS COVERAGE RATIOS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
MATERIAL CANADIAN INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
INDEPENDENT AUDITORS

FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ABOUT MAGNA INTERNATIONAL INC.
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
FORMS OF THE DEBT SECURITIES
BOOK-ENTRY PROCEDURES AND SETTLEMENT
EARNINGS COVERAGE RATIOS
PLAN OF DISTRIBUTION
INTERESTS OF EXPERTS
LEGAL MATTERS
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE COMPANY, OUR MANAGEMENT AND OTHERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT